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December 21, 2021	SEOUL
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VIA EDGAR

Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TiVo Product HoldCo LLC

Draft Registration Statement on Form 10

CIK No. 0001788999

Submitted October 12, 2021

Dear Mr. Kim:

We are in receipt of your comment letter dated November 8, 2021, regarding TiVo Product HoldCo LLC’s (the “Company”) Draft Registration Statement confidentially submitted on Form 10 on October 12, 2021 (the “Draft Registration Statement”). The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Draft Registration Statement discussed below. The comments are set forth below and are followed by the Company’s response. These changes will be reflected in the next amendment to the Draft Registration Statement (the “Amendment”), which the Company intends to confidentially submit on or about the date hereof. Capitalized terms not defined herein shall have the meanings set forth in the Draft Registration Statement.

Exhibit 99.1 Information Statement

What is [Xperi Product] and why is Xperi separating its product business and distributing [Xperi Product] common stock, page 11

Edwin Kim

December 21, 2021

Comment 1:

You indicate that Xperi will be separating its products business into Xperi Product and retaining its intellectual property (“IP”) licensing business. Please clarify that a significant portion of the Xperi Product’s business will be licensing technology, products and services to its customers, industry partners and OEMs, and clarify how this business differs from Xperi’s IP licensing business. For example, please specify if the IP related to the products business, such as those for the Consumer Electronics and Platform Solutions will be transferred to Xperi Products or if they will primarily remain with Xperi under a royalty free arrangement under the Intellectual Property Cross-License Agreement.

Response 1:	We note the Staff’s comment and have revised the disclosure on page 11 of Exhibit 99.1 to the Amendment.

What indebtedness will [Xperi Product] have following the separation?, page 17

Comment 2:

We note that Xperi Product does not intend to incur any indebtedness for its products business, except for trade payables and accrued liabilities. Please clarify the risk that Xperi Product may incur due to the indebtedness of Xperi or its subsidiaries, with or without the indemnification agreements. You should clarify that Xperi has in excess of $700 million of long-term debt.

Response 2:

We note the Staff’s comment and have revised the disclosure on page 17 of Exhibit 99.1 to the Amendment to indicate that Xperi presently has just under $800 million of outstanding debt as of September 30, 2021. Xperi is required to make principal payments of approximately $10.1 million each fiscal quarter prior to the separation.

We further note that Xperi is also required to make additional cash payments toward debt principal on an annual basis, beginning in March 2023, based on certain leverage ratios and excess cash flow generated for the immediately preceding fiscal year. Xperi’s IP Licensing business, which will be Adeia post-separation, currently generates approximately 90% of the operating cash flow. Consequently, Adeia will have ample ability to service the debt and meet its obligations under indemnification agreements to [Xperi Product]. Thus, we respectfully submit that we believe any risk to [Xperi Product] as a result of Adeia retaining long-term debt is minimal.

Separation and Distribution, page 51

Comment 3:

With respect to the Separation and Distribution, please provide more details of your future business relationship with Xperi. For example, please clarify if Xperi is restricted from establishing operations in entertainment-related products and services or if Xperi Product will be restricted from operations in IP licensing activities beyond its current scope of operations.

Edwin Kim

December 21, 2021

Response 3:

We note the Staff’s comment. We intend to file the separation agreements including the Intellectual Property Cross-License Agreement, and revise the disclosure to reflect any material terms under the caption “Certain Relationships and Related Party Transactions— Separation Agreement.” in Exhibit 99.1 in a subsequent amendment. However, we advise the Staff that there will be no restrictions on Adeia with respect to establishing operations in entertainment-related products and services or on [Xperi Product] on establishing operations in IP licensing activities and disclosed this on page 58 of the Exhibit 99.1 of the Amendment.

Internal Reorganization, page 52

Comment 4:

Please provide more details of your internal reorganization and explain how you will become a public Delaware corporation after the spin-off transaction. We note, for example, that you are currently a limited liability company (Tivo Product Holdco LLC), but you provide financial statements for the Products business of Xperi as Tivo Product Holdco, Inc. Consider providing a current organizational chart and one after the internal reorganization transactions for clarity.

Response 4:

We have added organizational charts on pages 52-54 showing the company’s current structure as well as the anticipated structures of Xperi Holding Corporation (to be renamed Adeia Inc.) and [Xperi Product], after giving effect to the separation and distribution. Once Xperi’s product business has been transferred to TiVo Product HoldCo LLC and prior to the effective date of the registration statement, TiVo Product HoldCo LLC will convert to a corporation and be renamed [Xperi Product]. We have added additional disclosure to the Internal Reorganization section as requested. We note that the financial statements for [Xperi Product] are included as Exhibit 99.2 and the financial statements for TiVo Product Holdco, Inc., included as Exhibit 99.3 and 99.4, are only for the pre-merger financial results of the TiVo product business.

Unaudited Pro Forma Combined Information, page 61

Comment 5:	Please ensure that your next amendment includes the pro forma financial information required by Article 11 of Regulation S-X for both the Merger and Separation & Distribution Transactions.

Response 5:

We note the Staff’s comment and have revised the disclosure to include the template of the pro forma financial information for Separation & Distribution Transactions required by Article 11 of Regulation S-X on page 64-68 of the current draft of the filing. We also note that the actual financial data are not yet included as the pro forma presentation will be based on the full fiscal year 2021 data.

Edwin Kim

December 21, 2021

We respectfully advise that the Company has not included pro forma financial information for the Merger under Article 11. Pursuant to Article 11-02(c)(1) and (c)(2), pro forma financial information for the merger is not required as the [Xperi Product] combined balance sheet as of December 31, 2021 will reflect the acquisition and the [Xperi Product] Statement of Operations for the twelve months ended December 31, 2021 will reflect the acquisition for the entire annual period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 63

Comment 6:

Please tell us whether you use any key performance indicators or other metrics to manage operations or make strategic decisions and if not, explain why. Alternatively, please revise to include a quantified discussion of any metrics you use and provide the disclosures required by Release No. 33-10751.

Response 6:

We note the Staff’s comment. We primarily use two key metrics to manage operations: revenue and cash flow from operations, and we have discussed each metric in Results of Operations and Liquidity and Capital Resources, respectively. In light of the Staff’s comment, we added a discussion of the key metrics on pages 69-70 of the Exhibit 99.1 of the Amendment.

Results of Operations, page 68

Comment 7:	Please revise your discussion of changes in revenue to identify the underlying reasons for the decrease in per unit royalty revenue. Refer to Item 303 of Regulation S-K.

Response 7:

We note the Staff’s comment and have expanded the disclosure identifying the underlying reasons for the decrease in royalty revenue as presented on pages 70 and 76 of the Exhibit 99.1 of the Amendment.

Comment 8:

Please revise your discussion of changes in research and development and selling, general and administrative costs to quantify the various individual factors identified, including any offsetting factors, that contributed to a material change. Refer to Section III.D of SEC Release No. 33-6835.

Response 8:

We note the Staff’s comment and have added information to quantify the various individual factors that contributed to material changes in research and development and selling, general and administrative costs as presented on pages 76-77 of the Exhibit 99.1 of the Amendment.

Edwin Kim

December 21, 2021

Comment 9:

We note that throughout your results of operations discussion you refer to the impact of the TiVo Product business since the Mergers and you also state that you believe expenses will increase in 2021 when compared to 2020 due to inclusion of the TiVo Product business for a full year. Please tell how you considered whether your results of operations discussion should be supplemented by a discussion based upon your pro forma financial information, which gives effect to the acquisition of TiVo Products included in this filing. Please note that any supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response 9:	As discussed in response to Comment #5 above, pro forma presentation for the Merger will not be required in the final Form 10 filing.

Critical Accounting Policies

Valuation of goodwill and intangible assets, page 83

Comment 10:	Please revise to disclose whether you believe the fair value of your reporting unit is substantially in excess of the carrying value. If not, please revise to disclose the following:

•	The percentage by which the fair value of your reporting unit exceeded the carrying value; and,

•	A more detailed discussion of the degree of uncertainty associated with the key assumptions disclosed on page F-13 of Exhibit 99.2, providing specific information to the extent possible.

Response 10:

We note the Staff’s comment and respectfully advise the Staff that the estimated fair value of the Product business was approximately 30% in excess of its carrying value. We have also expanded the disclosure to address the Staff’s comment, refer to pages 89-90 of the Exhibit 99.1 of the Amendment.

Business, page 86

Comment 11:

Please provide more information as to the size and scope of each of your four major product categories: Consumer Electronics, Pay-TV, Connected Car and Platform Solutions. It is not clear whether any of these product categories generate a material amount of revenue. For example, you refer to legacy DVR subscriptions in your Pay-TV section, but it is unclear how dependent you are upon these legacy sources of revenue versus the newer streaming devices, audio licensing, and Connected Car revenue.

Response 11:

We respectfully acknowledge the Staff’s comment and advise the Staff that the information as to the size and scope of each of our four major product categories: Pay-TV, Consumer Electronics, Connected Car and Platform Solutions could be found on page F-20 of Notes to Combined Financial Statements filed as part of the Draft Registration Statement. We will include disclosure of the revenue by product categories in the Business section for 2021 in a subsequent filing when the full year data is available.

Edwin Kim

December 21, 2021

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

cc:     Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Senior Staff Accountant

Kathleen Krebs, Special Counsel

Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation

Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP